FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

SADIA S. A.

A Publicly-held Company CNPJ/MF No. 20.730.099/0001 -94 NIRE 42 300 025 747

SUMMARY MINUTES OF THE ORDINARY SHAREHOLDERS MEETING HELD ON APRIL 19, 2007

1 – DATE, TIME AND PLACE: April 19, 2007, at 09:00 a.m., at the company's headquarters at Rua Senador Attílio Fontana No. 86, in Concórdia-SC.

2 - QUORUM: Shareholders representing more than two-thirds (2/3) of the Company's voting capital were present, in accordance with the signatures on the Book of Shareholders Attendance No. 01.

3 – CHAIRING THE MEETING AND CALLING THE MEETING TO ORDER

Chairman: Walter Fontana Filho, Chairman of the Company's Board of Directors; Secretary: Paulo Cezar Aragão. Also present, at the disposal of the chair and of the floor, Messrs: Adelino Dias Pinho, partner of the independent auditors firm, KPMG Auditores Independentes S/C, José Fernando Monteiro Alves and Perceval Leite Brito, sitting members of the Company's Fiscal Committee.

4 – NOTICE:

Published by the newspaper “Diário Oficial do Estado de Santa Catarina”, on March 2, 5 and 6, 2007; and by the newspapers “O Estado de São Paulo” and “A Notícia” (Joinville), on March 1, 2 and 3, 2007.

5 – AGENDA:

a)	rendering of accounts by Management; examination, discussion and voting of the financial statements accompanied by the opinions expressed by the Independent Accountants and by the Fiscal Committee for the year ended at December 31, 2006.

b)	appropriation of net income for the year and ratification of the distributed dividends;

c)	election of the members to the Board of Directors and establishment of the annual amount for the compensation of the Board members, including the possibility of shareholders exercising the powers described in paragraphs 4-II, or 5, of Art. 141 of Law No. 6404/76, introduced by Law 10303, October 31. 2001.

d)	election of the sitting members and deputy members to the Fiscal Committee and establishment of their fees.

6. – READING OF DOCUMENTS, RECEIPT OF VOTES AND PREPARATION OF THE MINUTES (1) By unanimous voting, the reading of the notice was waived since the shareholders already knew its content. (2) The votes, objections and dissenting opinions presented were numbered, received and authenticated by the Chair and then filed at the Company's headquarters, in accordance with Art. 130, Paragraph 1, of Law No. 6404/76. (3) The preparation of these minutes in summary form and its publication without all of the signatures of the shareholders were authorized pursuant to Paragraphs 1 and 2 of Art. 130, of Law No. 6404/76.

1

7 – RESOLUTIONS:

Firstly, the Chairman informed those present that no timely request for multiple vote to elect a member to the Board of Directors had been submitted. Further, prior to opening the meeting, the Secretary informed that the documentation relating to item "a" if the Agenda of the Ordinary General Shareholders Meeting had been published by the newspapers “O Estado de São Paulo”, “A Notícia” (Joinville-SC) and “Diário Oficial do Estado de Santa Catarina”, on February 2, 2007; and therefore thirty (30) days in advance from the date of this meeting, and therefore evidence of publication of the "notice" referred to in Art. 133 of Law No. 6404/76, was waived in accordance with Paragraph 5 of that law. After the information about the legal publications, the matters in the Agenda were appreciated as follows: a) The management accounts and the financial statements for the year ended at December 31, 2006 were approved by the unanimous voting of those present; those legally impeded abstained from voting; b) Regarding the appropriation of net income for the year, the Secretary informed that, in relation to the resulting total amount of three hundred and seventy-nine million, nine hundred and thirty-two thousand, eight hundred and eight Brazilian Reais and fifty-three centavos (R$ 379,932,808.53), Management proposes to distribute it in full as follows: I – Eighteen million, nine hundred and ninety-six thousand, six hundred and forty Brazilian Reals and forty-three centavos (R$ 18,996,640.43) to the Legal Reserve; II – One hundred and eighteen million, nine hundred and nineteen thousand, six hundred and thirty-nine Brazilian Reais and sixty-five centavos (R$ 118,919,639.65) to dividends, however, it is clarified that these had already been paid in advance by the company under interest on own capital, as specified ahead; and III – The balance of two hundred and forty-two million, sixteen thousand, five hundred and twenty-eight Brazilian Reais and forty-five centavos (R$ 242,016,528.45) to Statutory Reserves, of which two hundred and twenty-three million, nineteen thousand and eight hundred and eighty-eight Brazilian Reais and two centavos (R$ 223,019,888.02) are destined to the Expansion Reserve and eighteen million, nine hundred and ninety-six, six hundred and forty Brazilian Reais and forty-three centavos (R$ 18,996,640.43) are destined to the Research and Development Reserve. The Secretary added that the purpose of the destination indicated in item III of the proposal was to meet the investments scheduled for the current year. Upon being discussed and voted, the proposal submitted by Management was approved by unanimous voting of those present. Thereafter, the Secretary informed that, in compliance with the dividend distribution policy adopted by the Company, the Board of Directors had authorized, by referendum of this Meeting, the payment of interest on own capital under prepaid dividends, as follows: the first payment, upon a decision of the Board of Directors, in the amount of fifty million, one hundred and two Brazilian Reais and ninety-three centavos (R$ 50,000,102.93 was made to the shareholders on August 17, 2006, for the first quarter of 2006; and the second payment, upon a decision of the Board of Directors, on December 21, 2006, in the amount of sixty-eight million, nine hundred and nineteen thousand, five hundred and thirty-six Brazilian Reais and seventy-two centavos (R$ 68,919,536,72), paid on February 16, 2007, totaling one hundred and eighteen million, six hundred and nineteen thousand, six hundred and thirty-nine Brazilian Reais and sixty-five centavos (R$ 118.919.639,65) . Thus, the Secretary concluded, it was the responsibility of the Meeting to discuss and make a resolution about the payment of interest on own capital and interim dividends on the aforementioned dates. Upon discussing and voting the matter, the shareholders ratified the distributions authorized by the Board of Directors; c) The members to the Board of Directors were elected for a term of office of one (1) year, up to the investiture of those that will be elected by the Ordinary General Meeting in 2008. In compliance with the current legislation, the Chairman informed that, since there were. among the shareholders present, preferred and minority shareholders interested in voting a member to the Board of Directors pursuant to the provisions in Art. 141, Paragraphs 4 and 5 of Law No. 6404/76, the meeting was being adjourned for the time required to make a decision about the nomination of a member to the Board of Directors, who would be voted separately by shareholders holding preferred shares representing a minimum of 10 of the Capital. The election was held and Mrs. Luiza Helena Trajano Inácio Rodrigues, a Brazilian citizen, married, business administrator and lawyer, holder of the Identity Card RG No. 4.364.573 -2 SSP/SP and CIC/MF No. 052.571.868 -02, resident and domiciled in Franca-SP, was elected by the majority of the preferred shareholders, i.e., HSBC GLOBAL INVESTMENT FUNDS, MAGELLAN SICAV, OPTMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST, COMGEST GROWTH PLC, OPPENHEIMER DEVELOPING MARKETS FUND, DODGE AND COX INTERNATIONAL STOCK FUND, VICENTE FALCONI CAMPOS, FLAVIO RIFFEL SCHMIDT – per proxy/ HONORINO LUIZ BERNARDI, VANGUARD EMERGING MKTS STOCK INDEX FUND, AEGON/TRANSAMERICA SERIES TRUST INC, V K A INTL ALL, COMMONFUND EMERGING MARKETS INV CO, M&G INVESTMENT MANAGEMENT LTDA, M&G INVESTMENT MANAGEMENT LTDB, M&G INVESTMENT MANAGEMENT LTDC, BELL ATLANTIC MASTER PENSION TRUST, STATE OF WISCONSIN INVT. BOARD MASTER TRUST, THE PENSION RESERVES INVESTMENT MANAG. BOARD, THE MASTER TRUST BANK OF JAPAN, LTD. RE:, KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, TEACHER RETIREMENT SYSTEM OF TEXAS, MORGAN STANLEY INST. FUND INC. ACTIVE INTERNATIONAL ALLOCATION PORTIFOLIO, MORGAN STANLEY INTERNATIONAL FUND, COLLEGE RETIREMENT EQUITIES FUND, FRANKLIN TEMPLETON INVESTMENT FUNDS, NORGES BANK, VAN KAMPEN SERIES FUND INC, VAN KAMPEN GLOBAL EQUITY ALLOCATION FUND; PANAGORA GROUP TRUST, RAYTHEON COMPANY MASTER TRUST, GLOBAL INVESTMENT FUND, TEXAS EDUCATION AGENCY, WELLS FARGO MASTER TRUST DIVERSIFIED STOCK PORTFOLIO, PACIFIC FUNDS – PF OPPENHEIMER EMERGING MARKETS FUND, ISHARES MSCI BRAZIL (FREE) INDEX FUND, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, VANGUARD INVESTIMENT SERIES, PLC, TEMPLETON GLOBAL INVESTMENT TRUST – TEMPLETON BRIC FUND, FRANKLIN TEMPLETON INVESTMENT FUNDS, FRANKLIN TEMPLETON FUNDS, FRANKLIN TEMPLETON CORPORATE CLASS LTD, TA IDEX OPPENHEIMER EMERGING MARKETS, TEACHERS RETIREMENT OF STATE OF ILLINOIS,– per proxy/ PAULO ROBERTO ESTEVES; representing 22.99% of the total capital. The shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI; Fundação Petrobrás de Seguridade Social – PETROS; CENTRUS – Fundação Banco Central de Previdência Privada; BB ADMINISTRAÇÃO DE ATIVOS – DTVM S.A. e FUNDAÇÃO CESP, voted for Armando Galhardo Nunes Guerra Junior, representing 11.30% of the total capital. Thereafter, the remaining members to the Board of Directors were voted and the Board members below were elected by the majority of the voting shareholders, including the Chairman and Vice-Chairman of this body: BOARD OF DIRECTORS – Chairman: Walter Fontana Filho, a Brazilian

citizen, married, economist, holder of the Identity Card RG No. 4.250.008 -SSP/SP and CIC/MF No. 947.648.408 -04, resident and domiciled in São Paulo-SP; 1st Vice Chairman: Eduardo Fontana d’Avila, a Brazilian citizen, married, civil engineer, holder of the Identity Card RG No. 5.142.157 SSP/SP and CIC/MF No. 947.648.328 -87, resident and domiciled in São Paulo-SP; 2nd Vice Chairman: Alcides Lopes Tápias, a Brazilian citizen, married, business administrator, holder of the Identity Card RG No. 3.262.877 -SSP/SP and CIC/MF No. 024.054.828 -00, resident and domiciled in São Paulo-SP; OTHER BOARD MEMBERS: Diva Helena Furlan, a Brazilian citizen, married, lawyer, holder of the Identity Card RG No. 2.985.455 -6 SSP/SP and CIC/MF No. 023.323.648 -11, resident and domiciled in São Paulo-SP; Everaldo Nigro dos Santos, a Brazilian citizen, married, civil engineer, holder of the Identity Card RG No. 2.351.472 SSP/SP and CIC/MF No. 067.611.358 -34, resident and domiciled in São Paulo-SP; Francisco Silverio Morales Cespede, a Brazilian citizen, married, business administrator, holder of the Identity Card RG No. 3.895.216 SSP/SP and CIC/MF No. 049.049.078 -68, resident and domiciled in São Paulo-SP; José Marcos Konder Comparato; a Brazilian citizen, widower, engineer, holder of the Identity Card RG No. 1.446.416 -0 SSP/SP and CIC/MF No. 005.902.588 -34, resident and domiciled in São Paulo-SP; Marcelo Fontana, a Brazilian citizen, married, business administrator, holder of the Identity Card RG No. 17.924.408 –SSP/SP and CIC/MF No. 460.201.369 -49, resident and domiciled in São Paulo-SP; Norberto Fatio, a Brazilian citizen, married, business administrator, holder of the Identity Card RG No. 2.653.658 SSP/SP and CIC/MF No. 008.266.348 -34, resident and domiciled at in São Paulo-SP; and Vicente Falconi Campos, a Brazilian citizen, married, engineer, holder of the Identity Card RG No. 1.476.273 -SSP/MG and CIC/MF No. 000.232.216 -15, resident and domiciled in Belo Horizonte-MG. Pursuant to the provisions in Art. 147, Paragraphs 1 and 2, of Law 6404/76, the Board members represented that they were not subject to any of the crimes contemplated in the Law and which might prevent them from exercising commercial activities and submitted all declarations required by Paragraph 4 of Art. 147 and of Law No. 6404/76 and the Brazilian Securities Exchange and Commission - CVM Instruction No. 367/02. The investiture of the Board members, including the Board member elected by the preferred shareholders, in their respective offices will take place within thirty (30) days counted as from this date, as established by Art. 149, Paragraph 1 of Law 6404/76. Proceeding with the deliberations on this matter, the Meeting approved, by majority voting, the compensation of the members of the Board of Directors and of the Management Board in the yearly and aggregate amount of fourteen million Brazilian Reais (R$14,000,000.00) . This amount does not include corporate charges due. It is the responsibility of the Board of Directors and of the Human Resources Division to make the monthly individual distribution. The shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI abstained from voting. The Chairman of the Board of Directors and the Assenting Shareholders used the opportunity to thank Mr. Osório Henrique Furlan, who is leaving the office of member of the Board of Directors, for his valuable contributi on and efforts during his terms. d) Subsequently, the Chairman informed that a resolution had to be made about the election of the members to the Fiscal Committee, since their terms of office would expire in the Ordinary General Shareholders Meeting then being held. Thus, the shareholders were requested to express their opinion about the election of the members to that body, in compliance with the provisions in Art. 161 of Law No. 6404/76. The Meeting was then adjourned for the time required for the election, by separate voting of the preferred shareholders, of one sitting member and one deputy member, in accordance with the provisions under letter "a" of Paragraph 4 of the aforementioned Art. 161. Upon resuming the session, it was verified that Mr. Luiz Alberto Pereira de Mattos and Mr. Eduardo Grande Bittencourt, identified below, were elected to the vacancies of sitting member and deputy member, respectively, by the shareholders holding preferred shares. Proceeding with the Meeting, the Chairman once more requested that the shareholders holding ordinary shares should, in turn, vote for the remaining sitting and deputy members to the Fiscal Committee, as it were their duty, in accordance with the provisions under letter "b" of Paragraph of Art. 161 of Law No. 6.404/76. Those shareholders then submitted the names of the elected members, i.e.: Messrs. José Fernando Monteiro Alves and Perceval Leite Britto, as sitting members and Messrs. João Andrijic Malandrin and Rafael Natal Monaco as deputy members, all of them identified below and thus the Fiscal Committee was completed, with three sitting members and three deputy members, as shown below, to hold their offices up to the rendering of accounts for the current year, at the Ordinary General Shareholders Meeting to be held in 2008: SITTING MEMBERS – Luiz Alberto Pereira de Mattos, a Brazilian citizen, married, economist, CPF 103.183.997 -68, Identity Card 2094348 IFP/RJ, resident and domiciled in Rio de Janeiro–RJ; José Fernando Monteiro Alves, a Brazilian citizen, married, lawyer, holder of the Identity Card RG No. 2.386.657 -SSP/SP and CIC No. 025.339.608 -53, resident and domiciled in São Paulo-SP e Perceval Leite Britto, a Brazilian citizen, married, lawyer, holder of the Identity Card RG No. 1.216.672 -SSP/SP and CIC No. 114.908.708 -06, resident and domiciled in São Paulo-SP; DEPUTY MEMBERS – Eduardo Grande Bittencourt, a Brazilian citizen, married, Accountant, CIC No. 003.702.400 -06 and Identity Card RG No. 100.558.7934 SSP/RS and CIC No. 184.773.480 -49, resident and domiciled in Porto Alegre-RS, João Andrijic Malandrin, a Brazilian citizen, married, production engineer, holder of the Identity Card RG No. 2.712.946 -9 SSP/SP and CIC No. 044.413.038 -15, resident and domiciled in São Paulo-SP and Rafael Natal Monaco, a Brazilian citizen, married, Accounting Technician, holder of the Identity Card RG No. 3.878.348/SP and CIC No. 019.037.568 -04, resident and domiciled in São Paulo-SP. Regarding the compensation of the Fiscal Committee members, the Meeting passed the proposal tabled by the shareholders holding ordinary shares, in the amount of four thousand and seven hundred Brazilian Reais (R$ 4,700.00), a monthly amount above the minimum amount legally required, i.e., ten percent (10%) of the average monthly compensation paid to each director, for each Fiscal Committee member actually exercising such duty, in accordance with the provisions in Paragraph 3 of Art. 162 of Law No. 6.404/76. Eventually, proceeding with the Meeting, the Chairman informed that the members elected to the Fiscal Committee met the legal requirements of Law No. 6.404/76. Then, since no specific formality was required for the investiture of the Fiscal Committee members, the Chairman declared then installed in their offices as of the current date.

8 – CLOSING, PREPARATION OF MINUTES AND SIGNATURES: There being no further business, the meeting was adjourned.

Concórdia-SC, April 19, 2007

WALTER FONTANA FILHO Chairman

PAULO CEZAR ARAGÃO Secretary SHAREHOLDERS:

SHAREHOLDERS AGREEMENT per proxy/ OMAR FONTANA DOS REIS

FUNDAÇÃO ATTÍLIO FRANCISCO XAVIER FONTANA per proxy/ EDUARDO FONTANA D´AVILA;

     OLD PARTICIPAÇÕES LTDA,
ANA MARIA GONÇALVES FURLAN,
GABRIELLA FURLAN VILLARES,
LEILA MARIA FIRLAN DA SILVA TELLES,
LUCILA MARIA FURLAN,
LUCY FONTANA FURLAN,
OSÓRIO HENRIQUE FURLAN,
OSÓRIO HENRIQUE FURLAN JUNIOR.
per proxy/ DIVA HELENA FURLAN

DIVA HELENA FURLAN

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL-PREVI,
BB ADMIMISTRAÇÃO DE ATIVOS – DTVM S.A.,
FUNDAÇÃO BANCO CENTRAL DE PREVIDÊCNIA – CENTRUS,
FUNDAÇÃO CESP,
FUNDAÇÃO PETROBRÁS DE SEGURIDADE SOCIAL – PETROS.
per proxy/DEIVIS MARCON ANTUNES;

VANGUARD EMERGING MKTS STOCK INDEX FUND, AEGON/TRANSAMERICA
SERIES TRUST INC,
V K A INTL ALL,
COMMONFUND EMERGING MARKETS INV CO,
M&G INVESTMENT MANAGEMENT LTDA,
M&G INVESTMENT MANAGEMENT LTDB,
M&G INVESTMENT MANAGEMENT LTDC,
BELL ATLANTIC MASTER PENSION TRUST,
STATE OF WISCONSIN INVT. BOARD MASTER TRUST,
THE PENSION RESERVES INVESTMENT MANAG. BOARD,
THE MASTER TRUST BANK OF JAPAN, LTD. RE:,
KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM,
FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST,
TEACHER RETIREMENT SYSTEM OF TEXAS,
MORGAN STANLEY INST. FUND INC. ACTIVE INTERNATIONAL ALLOCATION

PORTIFOLIO,

MORGAN STANLEY INTERNATIONAL FUND,
COLLEGE RETIREMENT EQUITIES FUND,
per proxy/ PAULO ROBERTO ESTEVES;

     FRANKLIN TEMPLETON INVESTMENT FUNDS,
NORGES BANK,
VAN KAMPEN SERIES FUND INC,
VAN KAMPEN GLOBAL EQUITY ALLOCATION FUND;
PANAGORA GROUP TRUST,
RAYTHEON COMPANY MASTER TRUST,
GLOBAL INVESTMENT FUND,
TEXAS EDUCATION AGENCY,
WELLS FARGO MASTER TRUST DIVERSIFIED STOCK PORTFOLIO,
PACIFIC FUNDS – PF OPPENHEIMER EMERGING MARKETS FUND,
ISHARES MSCI BRAZIL (FREE) INDEX FUND,
EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND,
VANGUARD INVESTIMENT SERIES, PLC,
TEMPLETON GLOBAL INVESTMENT TRUST – TEMPLETON BRIC FUND,
FRANKLIN TEMPLETON INVESTMENT FUNDS,
FRANKLIN TEMPLETON FUNDS,
FRANKLIN TEMPLETON CORPORATE CLASS LTD,
TA IDEX OPPENHEIMER EMERGING MARKETS,
TEACHERS RETIREMENT OF STATE OF ILLINOIS
per proxy/ PAULO ROBERTO ESTEVES;

     VICENTE FALCONI CAMPOS
per proxy/ HONORINO LUIZ BERNARDI,

     FLAVIO RIFFEL SCHMIDT
per proxy/ HONORINO LUIZ BERNARDI;

JORGE TASHIRO per proxy/ PAULO CEZAR ARAGÃO.

DODGE AND COX INTERNATIONAL STOCK FUND
HSBC GLOBAL INVESTMENT FUNDS
MAGELLAN SICAV
OPTMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST
COMGEST GROWTH PLC
OPPENHEIMER DEVELOPING MARKETS FUND
per proxy/ HONORINO LUIZ BERNARDI

ALBINO ZANATTA ALBERTO STRINGHINI